UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2014

(Commission File No. 001-35193)

Grifols, S.A.

___________________________________________________________

(Translation of registrant’s name into English)

________________________

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________._______________.

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Relevant Event, dated July 31, 2014.	2

FIRST HALF 2014 REPORT

2 FIRST HALF 2014 REPORT The facts and figures contained in this report which do not refer to historical data are “projections and forwardlooking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations. DISCLAIMER THIS IS A TRANSLATION OF A SPANISH LANGUAGE ANNOUNCEMENT FILED WITH THE CNMV. IN CASE OF DISCREPANCIES, THE SPANISH VERSION WILL PREVAIL.

3 FIRST HALF 2014 REPORT GROWTH AND DIVERSIFICATION DRIVE REVENUES AND IMPROVE NET PROFIT BY 23% TO 224.8 MILLION EUROS NET PROFIT 224.8 MILLION EUROS +23.0% GROWTH 14.0% NET PROFIT TO REVENUES RATIO ADJUSTED EBITDA1 523.8 MILLION EUROS +12.7% GROWTH 32.5% EBITDA TO REVENUES RATIO BUSINESS REVENUE 1,610.8 MILLION EUROS +16.7% GROWTH 75% BIOSCIENCE AND 18% DIAGNOSTIC 1 Adjusted EBITDA: Excludes non-recurring costs and costs associated with recent acquisitions. The first half of the year has been characterized by sustainable growth and the integration of the recently acquired diagnostic business. As a global company, Grifols is constantly striving to further internationalize its extensive portfolio of products and services, marketed by its three divisions: Bioscience, Diagnostic and Hospital. Over the medium and long term, as one of the leading companies in its industry, Grifols actively contributes to the expansion and growth of the different market segments in which it operates, principally plasma proteins and hematological diagnostics, designing and planning its investment and R&D policies on this basis. Grifols seeks to maximize profit and generate added value in every sphere of its activity, a strategy that it implements in a transparent, planned manner, as it was made clear at the Annual Investors’ and Analysts’ Meeting held in June 2014, attended by more than 50 international experts who follow the company’s progress.

4 FIRST HALF 2014 REPORT HIGHLIGHTS OF THE QUARTER Revenue up by 21.7% At constant currency (cc) to exceed 1.6 billion euros to June 2014 Adjusted EBITDA margin of 32.5% of revenues, up 12.7% to 523.8 million euros Operating cash flow exceeds 400 million euros to June 2014 Cash after investments, debt and interest payments reaches 736.9 million euros Company to gradually increase resources allocated to R&D Net financial debt down 17 million euros from March 2014, and leverage ratio of 2.92 times adjusted EBITDA1 Completion of refinancing process brings average cost of debt to below 3.5%, a reduction of over 200 bps Shareholders meeting approves allocation of 137.5 million euros to dividends, for 2013: a payout of 40% of consolidated net profit 1. PROFIT AND LOSS ACCOUNT: KEY INDICATORS FOR THE FIRST HALF OF 2014 SALES PERFORMANCE Turnover continues to rise, with an increase of 21.7% (cc) in the first half of the year to 1,610.8 million euros Grifols’ cumulative revenues rose by 16.7% during the first half of the year to 1,610.8 million euros, including the transfusional diagnostics business acquired from Novartis in January 2014. Geographical diversification of sales helped to reduce the potential impact of exchange rate volatility, and turnover grew by 21.7% at constant currency (cc). The proportion of total sales generated by each of the group’s divisions remains unchanged since the first quarter, with a more diverse sales base following the expansion of the transfusion medicine business at the start of the year. The proportion of sales generated by each division was over 18% for the Diagnostic Division, 75.0% for the Bioscience Division, and 3.1% for the Hospital Division. Sales of Bioscience Division up 3.3% (cc) The Bioscience Division is the group’s main engine of organic growth. Sales of plasma proteins continue to rise, with significant increases in intravenous immunoglobulins (IVIG), alpha-1 antitrypsin and albumin, three of the main proteins sold by Grifols. There was a moderate fall in sales of intermediate products and of factor VIII following the completion of some contracts and delays in tendering processes in several countries. Sales to June 2014 were 1,208.2 million euros, a rise of 3.3% (cc) or 1.0% fall after taking exchange rate fluctuations into account. Grifols has maintained its strategy of pursuing balanced growth in sales to optimize both raw material costs and manufacturing capacity. The Diagnostic Division generated sales of 293.5 million euros (excluding 9.3 million euros of intersegment sales), an increase of 358.0% (cc) and of 339.9% when taking exchange rates into account. International sales in the blood typing area remain very active, including analyzers and reagents (DG-Gel® cards). Also worth noting are sales of immunoassays, instrumentation, tests and other blood screening services using NAT technology (Procleix®), a business that has seen the renewal of the agreement with the Red Cross in Beijing, China, during the period. The company is a global leader in transfusion medicine and continues to drive its activity with new products and new markets as well as its lines of instruments and reagents for hemostasis and immunohematology. A key achievement was the award of CE Mark for the ID CORE XT blood compatibility diagnostic kit, capable of determining 37 antigens of 10 blood groups in less than 4 hours. The CE Mark reinforces the clinical utility of the test and opens new opportunities in Europe and in countries where the European accreditation

FIRST HALF 2014
REPORT

GRIFOLS

SALES BY DIVISION FIRST HALF 2014

IN THOUSANDS OF EUROS	1H 2014	% SALES	1H 2013	% SALES	% VAR.	% VAR. CC*
BIOSCIENCE	1,208,236	75.0%	1,220,948	88.4%	-1.0%	3.3%
HOSPITAL	49,551	3.1%	53,040	3.8%	-6.6%	-3.2%
DIAGNOSTIC **	293,546	18.2%	66,726	4.9%	339.9%	358.0%
SUBTOTAL	*1,551,333*	*96.3%*	*1,340,714*	*97.1%*	*15.7%*	*20.7%*
RAW MATERIALS AND OTHERS	59,447	3.7%	40,127	2.9%	48.1%	54.2%
TOTAL	1,610,780	100.0%	1,380,841	100.0%	16.7%	21.7%

SALES BY REGION FIRST HALF 2014

IN THOUSANDS OF EUROS	1H 2014	% SALES	1H 2013	% SALES	% VAR.	% VAR. CC*
EU	278,504	17.3%	291,433	21.1%	-4.4%	-4.4%
US+CANADA	838,671	52.1%	828,821	60.0%	1.2%	5.8%
R.O.W.	208,475	12.9%	220,460	16.0%	-5.4%	3.9%
SUBTOTAL	*1,325,650*	*82.3%*	*1,340,714*	*97.1%*	*-1.1%*	*3.2%*
RAW MATERIALS AND OTHERS	59,447	3.7%	40,127	2.9%	48.1%	54.2%
DIAGNOSTIC SOLUTIONS ***	225,683	14.0%	-	-	-	-
TOTAL	1,610,780	100.0%	1,380,841	100.0%	16.7%	21.7%

* Constant currency (CC) excludes the impact of exchange rate movements.
** Excluding 9.3 million euros of intersegment sales.
*** Sales from the new transfusion diagnostic unit not allocated to a geographical area.

is recognized. Kits have been set up in Norway, Canada and several centers in the United States, among other countries.

The Hospital Division generated 49.6 million euros of sales during the six-month period. The division has continued to expand its international presence, a process that has helped to limit the decline during the period to 3.2% (cc), although more than 70% of its sales continue to be generated in Spain. During the first half of 2014 sales of intravenous solutions' instrumentation continued to progress, as well as new manufacturing contracts for third parties and sales of Hospital Logistics in Latin American.

Finally, Grifols' non-recurring income, included within the Raw Materials & Others Division, rose to 59.4 million euros, representing 3.7% of total revenues. These include, among others, royalties (Bioscience and Diagnostic divisions), income deriving from manufacturing agreements with Kedrion, and third-party engineering projects performed by Grifols Engineering.

Company boosts its global presence and will market diagnostic products in China and India in the near future

Grifols continues to drive its sales in international markets, and the purchase of Novartis' transfusional diagnostics unit has strengthened the sales revenue of the Diagnostic Division in the United States. The company is still working on the exact allocation of the new business by geographic region, therefore sales by region for the new diagnostic business have not been provided for this period.

Excluding sales generated by the newly acquired business and non-recurring sales (Raw Materials & Others), income in the United States and Canada rose by 5.8% (cc) to 838.7 million euros, representing 52.1% of sales. Sales in the European Union fell by 4.4% (cc) during the period, due

5

6 FIRST HALF 2014 REPORT to the delay in some contracts for the supply of factor VIII in countries such as Poland. In contrast, sales of plasma proteins in Spain increased slightly for the second consecutive quarter, although the contraction in the sales of the Diagnostic and Hospital divisions continued. It should be noted that since January 2014 the heading “Others” (Raw Materials & Others) has not been broken down by geographic region, and that the figures for 2013 have been modified to facilitate comparison. Sales performance was particularly good in France, Germany, and Eastern Europe. Sales in the rest of the world (ROW) rose by 3.9% (cc) in line with the company’s forecasts of the calendar for tendering processes. Income was 208.5 million euros, driven primarily by growth in albumin sales in China, diagnostic products as well as increased consumption of certain proteins in Russia. Internationalization remains a priority for the company, with plans to create new subsidiaries in India, Indonesia and Taiwan, primarily to drive the geographic expansion of diagnostic products. Grifols currently has commercial subsidiaries in 25 countries. The most recent are the Dubai subsidiary, operational since 2013 and servicing the Middle East region, and the change in status of office in Shanghai from a representative office to the status of commercial subsidiary. Grifols also has a direct commercial presence in Hong Kong. MARGINS AND PROFIT EBITDA up 14.3% to 508.2 million euros Grifols’ EBITDA was 508.2 million euros in the first half of 2014, a 14.3% increase compared to the figure of 444.6 million euros reported for the same period of the preceding year. Adjusted EBITDA1 rose by 12.7% to 523.8 million euros. The improvement in EBITDA is a consequence of ongoing developments in the company’s manufacturing efficiency. Grifols continues to optimize its cost of plasma, and its fractionation and protein purification. The group is also working to implement new efficiency measures deriving from a range of in-house R&D projects. These include ongoing enhancements of the “ABO technology” (Automatic Bottle Opener), to automatically open plasma bottles, which improves safety and enables a better use of each liter of plasma as well as the implementation of radiofrequency systems (RFID) on all plasma bottles, automating the recording of the traceability data by pallet. This process is currently performed manually on a bottle by bottle basis. Grifols continues to work on obtaining FDA and EMA permits and licenses to perform all of the different manufacturing stages at any of its manufacturing plants, allowing it to flexibly combine processes, optimize manufacturing efficiencies, and reduce costs. The integration of the new diagnostic unit is progressing, as well as the process of standardization and harmonization of the accounting information. The policy of containing overheads has been maintained, although these costs have increased as a result of incorporating the operating structure of the new business acquired. More resources have also been allocated to R&D to support current projects. These factors explain some of the changes to margins. Specifically, the EBITDA to income ratio was 31.5%, while the adjusted EBITDA1 to income ratio is 32.5%. Net profit rises by 23.0% to 224.8 million euros Grifols’ net profit rose by 23.0% to 224.8 million euros, a figure that represents 14.0% of the group’s revenues, compared to 13.2% for the same period of 2013. Adjusted net profit2 was 288.7 million euros. This excludes non-recurring costs and costs associated with recent acquisitions, as well as the amortization of deferred financial costs associated with the refinancing, and the amortization of intangible assets associated with acquisition, including the amortization or royalties of the first and second quarter.

7 FIRST HALF 2014 REPORT During the first half of 2014, profits benefited from the fact that, despite the increase in debt in absolute terms, financial costs remained stable as a result of the improved funding conditions negotiated in the first quarter of the year. Including the financial cost of the new funding needed to acquire the transfusional diagnostics unit, the financial result was 124.3 million euros, including the amortization of deferred expenses corresponding to the cancellation of bonds and debt as part of the refinancing process undertaken to reduce financial costs and extend repayment periods. At the same time, the effective tax rate was lower during this six-month period due to changes in the contribution to profits from different geographical regions. RESULTS FOR THE FIRST HALF OF 2014 IN MILLIONS OF EUROS 2Q 2014 2Q 2013 % VAR. NET REVENUES (NR) 1,610.8 1,380.8 16.7% EBITDA 508.2 444.6 14.3% % NR 31.5% 32.2% ADJUSTED1 EBITDA 523.8 464.7 12.7% % NR 32.5% 33.7% GROUP PROFIT 224.8 182.8 23.0% % NR 14.0% 13.2% ADJUSTED2 GROUP PROFIT 288.7 230.5 25.3% % NR 17.9% 16.7%

FIRST HALF 2014 REPORT

GRIFOLS

2. PROFIT AND LOSS ACCOUNT: KEY INDICATORS DURING THE SECOND QUARTER OF 2014

Record sales revenue in the second quarter in absolute terms, with sales over 812 million euros

Between April and June 2014, Grifols once again set a new record for quarterly sales revenue in absolute terms. Sales revenue during the second quarter totaled 812.8 million euros, growth of 16.6% (23.1% cc) compared to a figure of 697.1 million euros for the same period of 2013.

The highlights of the quarter when compared to the previous financial year (excluding sales generated by the newly acquired business and those included under Raw Materials & Others) were the rise in ROW sales (Rest of the World), up 14.7% (cc) to 109.0 million euros, and the rise in sales in the United States and Canada, up 5.2% (cc) due to the increased demand for plasma proteins.

Sales revenue in the European Union fell by 6.0% (cc) to 139.3, partially explained by the delay in the FVIII tender in Poland. Sales in Spain remained stable at around 52 million euros.

SALES BY DIVISION SECOND QUARTER 2014

IN THOUSANDS OF EUROS	2Q 2014	% SALES	2Q 2013	% SALES	% VAR.	% VAR. CC*
BIOSCIENCE	607,278	74.7%	616,162	88.4%	-1.4%	4.2%
HOSPITAL	25,289	3.1%	25,885	3.7%	-2.3%	1.1%
DIAGNOSTIC **	146,997	18.1%	34,167	4.9%	330.2%	354.6%
SUBTOTAL	*779,564*	*95.9%*	*676,214*	*97.0%*	*15.3%*	*21.7%*
RAW MATERIALS AND OTHERS	33,218	4.1%	20,929	3.0%	58.7%	67.6%
TOTAL	**812,782**	**100.0%**	**697,143**	**100.0%**	**16.6%**	**23.1%**

SALES BY REGION SECOND QUARTER 2014

IN THOUSANDS OF EUROS	2Q 2014	% SALES	2Q 2013	% SALES	% VAR.	% VAR. CC*
EU	139,343	17.1%	148,052	21.2%	-5.9%	-6.0%
US+CANADA	418,902	51.6%	422,462	60.6%	-0.8%	5.2%
R.O.W.	108,963	13.4%	105,700	15.2%	3.1%	14.7%
SUBTOTAL	*667,208*	*82.1%*	*676,214*	*97.0%*	*-1.3%*	*4.2%*
RAW MATERIALS AND OTHERS	33,218	4.1%	20,929	3.0%	58.7%	67.6%
DIAGNOSTIC SOLUTIONS ***	112,356	13.8%	-	-	-	
TOTAL	**812,782**	**100.0%**	**697,143**	**100.0%**	**16.6%**	**23.1%**

* Constant currency (CC) excludes the impact of exchange rate movements.
** Excluding 5.7 million euros of intersegment sales.
*** Sales from the new transfusion diagnostic unit not allocated to a geographical area.

8

9 FIRST HALF 2014 REPORT 3. KEY BALANCE SHEET ITEMS TO JUNE 2014 ASSETS INCREASE TO 7.3 BILLION EUROS FOLLOWING RECENT ACQUISITIONS Total consolidated assets at June 2014 were 7,276.1 million euros, a significant increase compared to the figure of 5,841.0 million euros reported at December 2013. The difference primarily reflects the acquisition of the assets of Novartis’ transfusional diagnostics unit. Tangible fixed assets net increase over 158 million euros, includes a plant in Emeryville (California, United States), while intangible fixed assets have increased mainly as a result of the 935.3 million euro goodwill generated by the acquisition. This amount is still provisional, although no significant changes to the goodwill valuation or the fair values of the assets and liabilities acquired are expected. STRONG INCREASE IN OPERATING CASH, TO 400.5 MILLION EUROS In the second quarter of the year, the group’s cash position rose slightly, reaching 736.9 million euros in June. The group performed strongly, generating 400.5 million euros of operating cash in the first half, compared to the figure of 280.3 million euros for the same period of 2013. The changes in working capital reflect the active management of accounts receivable, and the incorporation of the new business. NET FINANCIAL DEBT INCREASES, BUT AVERAGE COST OF DEBT FALLS BY MORE THAN 200 BPS TO BELOW 3.5% One of Grifols’ principal commitments following the recent acquisitions is the rapid reduction of leverage ratios. The group’s net financial debt has fallen by more than 17 million euros since March 2014, and at the end of the first half of 2014 it stood at 3,163.3 million euros, a figure that reflects the new funding package. This represents a debt ratio (NFD/adjusted EBITDA) of 2.92, higher than the ratio of 2.28 reported in December 2013 prior to the acquisition. The forecast cash flows will continue to contribute to the rapid deleveraging, while the refinancing process concluded in the first quarter of the year will translate into a reduction of the average cost of debt by more than 200 bps to below 3.5%. EQUITY The net equity of Grifols to June 2014 rose to 2,237.6 million euros, mainly as a result of profits earned during the period. As of June 2014, Grifols had share capital of 119.6 million euros, represented by 213,064,899 ordinary shares (Class A) with a nominal value of 0.50 euros per share, and 130,712,555 non-voting shares (Class B) with a nominal value of 0.10 euros per share. PAYMENT OF FINAL DIVIDEND FOR FINANCIAL YEAR 2013 AND MAINTENANCE OF PAYOUT AT 40% OF NET PROFIT In 2013 Grifols resumed the payment of cash dividends to remunerate all of its shareholders, and agreed the payment in two installments. In June 2014 the company paid a final dividend of 0.20 euros gross per share (Class A and Class B), for 2013 results. Combined with the interim dividend paid in June 2013 for the same amount, dividend payments for 2013 totaled 137.5 million euros. Grifols’ reached its payout ratio of 40% of the group’s consolidated net profit, the same level prior to the acquisition of Talecris. In addition, the Board of Directors announced that it expects to pay an interim dividend on account of 2014 results before the end of the year.

10 FIRST HALF 2014 REPORT 4. INVESTMENTS: CAPEX AND R&D The first half of 2014 has been characterized by stable results, positive cash flow figures, and the optimization and control of financial resources, providing the company with the resources required to cover its existing investment plans and to carry out new investments in the future. CAPITAL EXPENDITURE (CAPEX) Grifols’ major capital expenditure projects have included the completion of work designed to expand its plasma fractionation capacity. These include completion of the plants at Parets del Vallès (Barcelona, Spain) and Clayton (North Carolina, United States). Once Clayton becomes operational in 2015, the group will have capacity to fractionate over 12 million liters of plasma/year to obtain the different plasma proteins. During the first six months of the year, the company continued with its existing investment plans, allocating over 125.3 million euros to its own manufacturing facilities – including facilities designed to strengthen the Diagnostic Division following the expansion of the group’s presence in the transfusional diagnostics sector. The majority of current investments are part of the new capital expenditure plan for the period 2014 to 2016, with a budget of approximately 600 million euros. The projects scheduled to reach completion during the period include: • Expansion of the Clayton purification plant for fraction V, an intermediate plasma product that is purified and converted to albumin. The total investment will be 22 million euros. • New facilities at the Clayton industrial complex for dosing and filling plasma protein vials under sterile conditions using the patented Grifols Sterile Filling (GSF®) system. Sterile filling is one of the most critical points of the manufacturing process. The total investment will be 29.7 million euros. • New alpha 1-antitrypsin (Prolastin®) purification, dosing and sterile filling plant at the Parets del Vallès industrial complex. The total investment will be approximately 31 million euros. • Expansion of the albumin purification, dosing and sterile filling plant at Los Angeles (California, United States). The total investment will be 21 million euros. • New plant at Emeryville (California, United States) to centralize all antigen production for immunological diagnostics, an investment of 96 million euros. • Expansion (phase IV) of the plant at the industrial complex of Las Torres de Cotillas (Murcia, Spain) that will add two new dosing lines in order to integrate all production process under one roof. The total investment will be 6.3 million euros. Other major developments include the modernization of Grifols offices and facilities in Madrid (Spain), Shanghai (China), Pisa (Italy), and Raleigh (North Carolina, United States), and investments to update several plasma donor centers in the United States. The construction of a new logistics center in Ireland, with the investment of 45 million euros, is one of the most important projects, enabling plasma warehousing to be centralized, and facilitating the rapid distribution of goods between manufacturing plants and the company’s subsidiaries. This will give Grifols a more balanced presence in the United States and Europe. The project is part of the Strategic Plan to optimize operating and distribution infrastructure to support the internationalization and globalization of Grifols’ activities in recent years. R&D IN-HOUSE AND THROUGH INVESTEES

11 FIRST HALF 2014 REPORT Financial liquidity and solvency provides the foundations for Grifols’ continuing commitment to research. From January to June 2014 Grifols allocated a total of 85.2 million euros to R&D, an increase of 45.7% compared to the same period of 2013, and representing 5.3% of sales. Midterm the company plans to gradually increase the resources allocated to R&D to a level of 6%, with the aim of speeding up some projects designed to promote and recover the therapeutic value of a number of plasma proteins and to improve the efficiency of manufacturing processes. This commitment to research is also expressed through the support for the research activities of its investee companies. In this context, it is important to mention the start of the phase III clinical trial for the treatment of non-cystic fibrosis bronchiectasis (non-CF BE) with Pulmaquin® (inhaled ciprofloxacin), with Grifols to meet costs up to a maximum of 65 million dollars, following the acquisition in May 2013 of 35% of the equity of Aradigm Corporation. Under the agreement, Grifols holds the global rights to Pulmaquin®, including its indication for this chronic respiratory disease whose symptoms are similar to alpha 1-antitrypsin deficiency. Including these partnerships, that are capitalized, global investment in R&D is higher than the figure reported in the profit and loss account. Grifols will continue to invest in projects to support research into diseases that require urgent solutions, such as Alzheimer’s disease and cirrhosis, and to promote solutions for personalized medicine and treatment options for rare diseases. A key milestone in Grifols’ R&D policy during the first half of 2014 was the inclusion of Araclon Biotech, a Grifols company specializing in immunotherapy and the diagnosis of Alzheimer’s and other degenerative diseases, in the world’s largest dementia research group: the United Kingdom Dementias Research Platform (UKDP). This is a public–private consortium that aims to develop early diagnosis of dementias, improve their treatment, and prevent the disease. Araclon is the first Spanish company to become a foundational member and will participate in one of the platform’s most important projects. Araclon’s contribution involves classifying over 1,500 individuals in asymptomatic states of dementia in order to create a massive database available to any research group in this field. The service provided by Araclon will focus on the use of its ABtest to analyze the blood samples of participants to detect and measure the beta amyloid peptides (Aß) 17, 40 and 42 that could be potential biomarkers for early (pre-clinical) diagnosis of Alzheimer’s disease, one of the types of dementia included in the study.

12 FIRST HALF 2014 REPORT 5. ANALYSIS BY BUSINESS AREA AND KEY EVENTS OF THE QUARTER The acquisition of Novartis’ transfusional diagnostics unit in January 2014 has changed the contribution by the different business divisions of Grifols to total revenues, and confirms the company as a leading player in transfusion medicine. BIOSCIENCE DIVISION: 75.0% OF INCOMES Construction of new logistics center in Ireland to centralize plasma warehousing The opening of Grifols’ new logistics center will centralize all the plasma from the United States that is not fractionated there; it will provide a point of connection between the different plants that manufacture plasma medicines, centralizing the exchange of intermediate products (pastes) from the fractionation stage (first phase of the manufacturing process) for purification and filling (second and third stage of the manufacturing process) at the group’s various plants; and it will bring together the labeling, packaging, preparation and distribution of the finished product to the group’s commercial subsidiaries, with the exception of Spain and the United States, thus improving distribution times. Construction work began in January 2014. The project is part of the Strategic Plan to optimize the group’s operating and distribution infrastructure, which aims to improve the efficiency in order to operate simultaneously at several scales providing the greatest flexibility and ensuring the continuity of supplies. The facility will consist of a warehouse and logistics area to distribute products worldwide (the company has a direct commercial presence in 25 countries), a plasma classification area, a quality control laboratory, and offices. Official opening of new plasma fractionation plant in the United States Grifols has invested over 260 million euros in the new fractionation plant in the Clayton industrial complex. It is currently the largest in the world and one of the most advanced in the industry. When it is operational in 2015, it will employ over 200 people and will have a fractionation capacity of 6 million liters of plasma/year, almost doubling the plant’s existing capacity, and enabling the treatment of more patients with rare and chronic diseases, such as neurological disorders, immunodeficiencies, hemophilia and genetic emphysema. The new plant was recently recognized as “Facility of the Year” in the Project Execution category by the International Society for Pharmaceutical Engineering (ISPE). In addition to its increased plasma fractionation capacity, the 14,400 m2 facility boasts the very latest systems and processes to ensure the highest product quality standards. Patients with hemophilia A will benefit from the higher concentration of Grifols factor VIII approved by the FDA The United States FDA has approved a new concentration for the factor VIII that Grifols produces at its Los Angeles plant (California, United States). The new concentration of 2,000 International Units (IU) per vial is 500 IU per vial higher than the maximum concentration previously authorized, offering significant benefits for patients with hemophilia A who require a higher dose than the established one to prevent episodes of bleeding, and reducing administration time by up to 30%.

13 FIRST HALF 2014 REPORT DIAGNOSTIC DIVISION: 18.2% OF INCOME ID CORE XT molecular diagnostic kit obtains CE marking Grifols has been granted European conformance IVD-CE marking for its innovative ID CORE XT diagnostic kit, which offers simultaneous testing for 37 antigens of 10 blood groups in less than four hours from DNA obtained from a blood sample. The molecular blood group typing employed by this kit offers greater safety in blood transfusions, ensuring greater compatibility between donor and patient. ID CORE XT, part of the BLOODchip® product line, has been available in the United States since August 2013 in the “Research Use Only” category. Chile: commercial release of Promonitor® product range in Latin America Grifols has released Promonitor® in Chile. This commercial brand covers the ELISA device line, developed by Progenika Biopharma in the laboratory reagents sector (immunoassays). Promonitor® makes it possible to monitor and follow up patients being treated with biological medicines for diseases such as rheumatoid arthritis and other chronic inflammatory diseases. This control offers benefits to patients, to doctors, and to health facility managers, as it ensures the correct use of drugs, optimizes doses, and prevents the prolonged use of inappropriate treatments. Chile will provide a platform for the gradual launch of this product range in other Latin American countries over the coming months. Intercept Blood System® launched in Mexico Grifols has released the Intercept Blood System® in Mexico. The system, developed by US firm Cerus, permits the inactivation of pathogens in platelet components and plasma, reducing the risk of disease transmission during blood transfusion. Grifols holds the exclusive distribution license for this product in the Mexican market, including implementation and technical support.

14 FIRST HALF 2014 REPORT HOSPITAL DIVISION: 3.1% OF INCOME Continuing international expansion of the division Grifols has continued to promote the international expansion of its Hospital Division. Approval has been granted in Brazil to market the Gri-fill® system for the automated preparation of intravenous solutions. It has also signed an agreement with US firm Medicrane for the manufacture in Murcia of devices and products for blood banks in the United States. Renewal of product distribution contracts in Spain Grifols has renewed its distribution contract with German firm Panjunk for the distribution in Spain of cannulae for regional anesthesia, and its contract with Woo Jong Medical for the sale of its Accufuser® elastomeric subcutaneous infusion pumps. In addition, the Spanish Agency for Consumption, Food Security and Nutrition (AECOSAN) has authorized two new enteral nutrition products specifically for diabetics, scheduled for release in September. KEY CORPORATE EVENTS OF THE QUARTER Annual general meeting of shareholders At the May meeting, a majority of the company’s shareholders approved the performance of the management team and the group’s business plan, and supported the proposal to pay a final dividend of 0.20 euros gross per Class A and Class B share, for 2013 results. This final dividend and the interim dividend for the same amount paid in June 2013 means that a total of 137.5 million euros was allocated to dividends in 2013, putting the company’s payout at 40% of consolidated net profit. The shareholders also approved the annual accounts, the increase in the number of directors to thirteen, and the appointment of Marla E. Salmon, an expert in public health and health policy, as a new independent, external director. Annual investors’ and analysts’ meeting At the start of June, Grifols held its annual meeting with investors and analysts at its corporate head office at Sant Cugat del Vallès (Barcelona, Spain). The event was attended by over 50 financial experts from a number of countries. The company’s President and CEO, Víctor Grifols, and the company’s senior managers explained the strategy and the projects that are under way at its industrial complexes and other facilities, offering an overview of its plans for commercial growth. The presentations included summaries of some of the current research lines, and addressed a number of key issues in the plasma industry, including quality, safety, and donor centers.

15 FIRST HALF 2014 REPORT 6. CORPORATE RESPONSIBILITY: ENVIRONMENTAL MANAGEMENT Saving energy, reducing water consumption and emissions, and increasing the recycling of waste: the key elements of the environmental program 2014-2016 Grifols presented its new “Environmental Program 2014- 2016”, which sets out the environmental targets for this period. Key areas include energy saving measures in new buildings and projects, reducing water consumption, increasing the recycling of waste and residues, and reducing emissions of greenhouse gases. During the first half of the year, new fractionation plants were opened at Parets del Vallès (Barcelona, Spain) and Clayton (North Carolina, USA). The design of these facilities incorporated eco-efficient measures to reduce the environmental impact of activities, such as thermal insulation of tubes and tanks, the installation of variable frequency drives on engines and pumps, efficient lighting and climate control systems, and the installation of automated clean-in-place (CIP) systems in reactors. The second ethanol rectification tower at the Parets del Vallès plant has come on stream, allowing hydroalcoholic solutions to be recycled and ethanol to be reintroduced into the manufacturing process. An important milestone during the first half of the year was the start in January 2014 of the agreement between Grifols and Clayton Town Council to guarantee the increase in the supply of water required for production at these facilities. In return, Grifols will contribute to improving the town’s waste water purification infrastructure that handles the water from this industrial complex. January also saw completion of the new water supply network to the Parets del Vallès facilities, the result of a partnership agreement between Grifols, the Parets del Vallès local authority, and the Government of Catalonia. This project will improve the supply to local communities, and will guarantee that Grifols has sufficient water to meet demand as a result of increased production. Finally, as part of the process of integrating the diagnostic business acquired at the start of the year, work has begun on standardizing environmental management systems in line with the other Grifols manufacturing facilities whose systems have been certified or are in progress. A FIRM COMMITMENT TO HUMAN RESOURCES Grifols average workforce rises by 7.4% to june 2014 To June 2014, Grifols had an average workforce 12,649, an increase of 7.4% compared to the end of 2013. The workforce has increased in all regions. In Spain, the workforce grew by 4.5% to 2,756. In the United States, the average workforce rose by 6.5%, and in the rest of the world it rose by 34%. Much of the increase registered outside of Spain was due to the acquisition in January 2014 of the transfusional diagnostics unit of Novartis, a move that added more than 550 members of staff to Grifols’ workforce. Average length of service is 6.4 years, equally distributed by gender (46% men and 54% women), and the average age is 38. Almost 29% of employees (3,653 people) are aged between 18 and 29, and 61% of employees (7,751 people) fall within the 18 to 39 age bracket. One of Grifols’ key commitments as an employer is to the safety of its staff. To achieve this, it applies continuous improvement processes based on the accurate definition of objectives, careful monitoring of technical and organizational planning to prevent risks, and the application of controls and internal and external audits. A major objective for 2014 is the development of a corporate safety manual for all group subsidiaries, the start of the internal auditing process in accordance with occupational health and safety standard OSHAS 18001, statutory auditing of legal requirements, improvement in the management of health and safety training for company partners, and initial training for new staff. Grifols also has technical and scientific training plans, and programs to develop the business and personal skills of its employees. During 2014, the company will continue to implement strategic projects begun in the preceding year, such as the global implementation of its Grifols Training Platform e-learning environment. It will also continue to support training and information through the Grifols Academy, with premises in Barcelona (Spain), and Phoenix and Indianapolis (United States).

16 FIRST HALF 2014 REPORT PROFIT AND LOSS ACCOUNT IN THOUSANDS OF EUROS 1H 2014 1H 2013 % VAR. NET REVENUE (NR) 1,610,780 1,380,841 16.7% COST OF SALES (781,374) (670,259) 16.6% GROSS PROFIT 829,406 710,582 16.7% % NR 51.5% 51.5% R&D (85,194) (58,471) 45.7% SGA (326,878) (271,748) 20.3% OPERATING EXPENSES (412,072) (330,219) 24.8% OPERATING RESULT 417,334 380,363 9.7% % NR 25.9% 27.5% FINANCIAL RESULT (124,318) (118,772) 4.7% SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES (3,443) (1,313) PROFIT BEFORE TAX 289,573 260,278 11.3% % NR 18.0% 18.8% INCOME TAX EXPENSE (66,602) (79,843) -16.6% % OF PRE-TAX INCOME 23.0% 30.7% CONSOLIDATED PROFIT FOR THE PERIOD 222,971 180,435 23.6% RESULTS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS (1,864) (2,365) -21.1% GROUP PROFIT 224,835 182,800 23.0% % NR 14.0% 13.2% ADJUSTED2 GROUP PROFIT 288,697 230,472 25.3% % NR 17.9% 16.7% EBITDA 508,195 444,572 14.3% % NR 31.5% 32.2% ADJUSTED EBITDA 1 523,832 464,677 12.7% % NR 32.5% 33.7%

17 FIRST HALF 2014 REPORT GROUP CASH FLOW STATEMENT IN THOUSANDS OF EUROS 1H 2014 1H 2013 GROUP PROFIT 224,835 182,800 DEPRECIATION AND AMORTIZATION 90,862 64,209 NET PROVISIONS (25) 4,928 OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL 69,917 41,297 CHANGES IN INVENTORIES (14,015) 13,071 CHANGES IN TRADE RECEIVABLES (36,878) (44,959) CHANGES IN TRADE PAYABLES 65,819 18,915 CHANGE IN OPERATING WORKING CAPITAL 14,926 (12,973) NET CASH FLOW FROM OPERATING ACTIVITIES 400,515 280,261 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (1,212,788) (36,093) CAPEX (125,278) (64,070) R&D/OTHER INTANGIBLE ASSETS (17,900) (5,282) OTHER CASH INFLOW /(OUTFLOW) (598) 2,599 NET CASH FLOW FROM INVESTING ACTIVITIES (1,356,564) (102,846) FREE CASH FLOW (956,049) 177,415 ISSUE (PURCHASE) OF EQUITY (44,360) (85,348) PROCEEDS FROM ISSUE OF SHARE CAPITAL - 20,461 ISSUE (REPAYMENT) OF DEBT 1,273,749 (45,937) DIVIDENDS (70,063) (69,138) OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES (180,310) 6,107 NET CASH FLOW FROM FINANCING ACTIVITIES 979,016 (173,855) TOTAL CASH FLOW 22,967 3,560 CASH AND CASH EQUIVALENTS AT THE START OF THE YEAR 708,777 473,327 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS 5,160 2,270 CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR 736,904 479,157

18 FIRST HALF 2014 REPORT BALANCE SHEET IN THOUSANDS OF EUROS JUNE 2014 DECEMBER 2013 ASSETS NON-CURRENT ASSETS 4,863,690 3,701,376 GOODWILL AND OTHER INTANGIBLE 3,763,420 2,775,576 PROPERTY PLANT & EQUIPMENT 999,201 840,238 INVESTMENTS IN EQUITY ACCOUNTED INVESTEES 34,465 35,765 NON-CURRENT FINANCIAL ASSETS 10,613 15,196 OTHER NON-CURRENT ASSETS 55,991 34,601 CURRENT ASSETS 2,412,406 2,139,660 INVENTORIES 1,031,422 946,913 TRADE AND OTHER RECEIVABLES 624,488 465,581 OTHER CURRENT FINANCIAL ASSETS 350 1,200 OTHER CURRENT ASSETS 19,242 17,189 CASH AND CASH EQUIVALENTS 736,904 708,777 TOTAL ASSETS 7,276,096 5,841,036 EQUITY & LIABILITIES EQUITY 2,237,624 2,107,204 CAPITAL 119,604 119,604 SHARE PREMIUM RESERVE 910,728 910,728 RESERVES 1,088,373 883,415 TREASURY STOCK (44,360) 0 INTERIM DIVIDENDS 0 (68,755) CURRENT YEAR EARNINGS 224,835 345,551 NON-CONTROLLING INTEREST 6,012 5,942 OTHER COMPREHENSIVE INCOME (67,568) (89,281) NON-CURRENT LIABILITIES 4,241,479 3,018,536 NON-CURRENT FINANCIAL LIABILITIES 3,757,085 2,553,211 OTHER NON-CURRENT LIABILITIES 484,394 465,325 CURRENT LIABILITIES 796,993 715,296 CURRENT FINANCIAL LIABILITIES 182,620 258,144 OTHER CURRENT LIABILITIES 614,373 457,152 TOTAL EQUITY AND LIABILITIES 7,276,096 5,841,036

19 FIRST HALF 2014 REPORT (BASE 100, FROM JANUARY 1 TO JUNE 30 2014) 1 Adjusted EBITDA: Excludes non-recurring costs and associated with recent acquisitions. 2 Adjusted Group Profit: Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing, and amortization of intangible assets related to acquisitions. GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B VS IBEX 35 134 133 132 131 130 129 128 127 126 125 124 123 122 121 120 119 118 117 116 115 114 113 112 111 110 109 108 107 106 105 104 103 102 101 100 99 98 97 96 2014 FEB MAR APR MAY JUN GRIFOLS B: 123.04 GRIFOLS: 114.81 IBEX : 110.15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 31, 2014